Exhibit 1
August 21, 2006
Dear Sir / Madam,
1. Information of July 2006
     In this business environment, while further promoting integrated financial services and our loan servicing business as part of our total financial strategy, we have focused our efforts on the improvement of our business platforms for our next earning drivers in order to grow our real estate-related businesses, securities business and China-related businesses, including leasing and consulting businesses.
     This month, due to the success of increasing loan accounts through active marketing and increased purchased loans and real estates through loan servicing business, operating assets increased.
     Nissin will continue trying to satisfy the customers’ needs and try to increase our corporate value in order to become a “Total Financial Solution Provider”.
2. Announcement of establishment of “Shanghai Nissin Trading Import & Export Co., Ltd.” in China
     On July 20th 2006, Nissin Leasing (China) Co., Ltd. and Grandway Medical System Inc., an agent of GE medical equipments jointly established a trading company, “Shanghai Nissin Trading Import & Export Co., Ltd.” in Shanghai, China. The objective of this company is to provide import and export of medical equipments, as well as provide factoring services.
     As a business agent, unique services of integration of leasing and consulting functions, and provision of trading services will invigorate the companies’ activities as well as serve a valuable function in international communities.
(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision)
NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
IR homepage address: http://www.nisgroup.jp/english/ir/
Investor Relations Dept.: TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp